                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                              GUEST SUPPLY, INC.
                   -----------------------------------------
                               (Name of Issuer)

                        Common Stock, without par value
                   ----------------------------------------
                        (Title of Class of Securities)

                                  401630-10-8
                   -----------------------------------------
                                (CUSIP Number)

                            Thomas M. Haythe, Esq.
                      General Counsel, Guest Supply, Inc.
                                90 Park Avenue
                           New York, New York 10016
                                (212) 210-9583
                           ------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Received Notices and Communications)

                               January 22, 2001
            (Date of Event which Requires Filing of this Amendment)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b) (3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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                                                                               2
                                 SCHEDULE 13D

CUSIP No. 147195-10-1                                           Page 2 of 10 Pages
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1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Clifford W. Stanley
               ###-##-####
----------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                                  (b) [ ]
----------------------------------------------------------------------------------
3              SEC USE ONLY

----------------------------------------------------------------------------------
4              SOURCE OF FUNDS*

               OO, PF
----------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)
                      [ ]
----------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
----------------------------------------------------------------------------------
   NUMBER OF SHARES               7       SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON                    -0-
         WITH
                          --------------------------------------------------------
                                  8       SHARED VOTING POWER

                                          341,186
                          --------------------------------------------------------
                                  9       SOLE DISPOSITIVE POWER

                                          -0-
                          --------------------------------------------------------
                                 10       SHARED DISPOSITIVE POWER

                                          341,186
----------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               341,186
----------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES  [ ]
               N/A
----------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               Approximately 4.8%*
----------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*
               CO
----------------------------------------------------------------------------------

-------------------------------
   *       SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

NOTE: This Amendment No. 3 amends Item 1, Item 2, Item 3, Item 5 and Item 6 of the Statement on Schedule 13D dated August 3, 1992, as amended (the "Statement"), filed by Clifford W. Stanley with respect to the equity securities of Guest Supply, Inc., a New Jersey corporation. Information contained in the Statement which is not amended hereby is not restated herein. Terms used herein which are defined in the Statement and are not defined herein shall have the same meanings ascribed to them in the Statement.

ITEM 1.  Security and Issuer.

          This statement relates to the common stock, without par value (the "Common Stock"), of Guest Supply, Inc., a New Jersey corporation ("Issuer"). The Issuer's principal executive offices are located at 4301 U.S. Highway One South, Post Office Box 902, Monmouth Junction, New Jersey 08852-0902.

ITEM 2.  Identity and Background.

          Section (b) of Item 2 is hereby amended and restated to read in its entirety as follows:

          (b) The business address of Mr. Stanley is Guest Supply, Inc., 4301 U.S. Highway One South, Post Office Box 902, Monmouth Junction, New Jersey 08852-0902.

ITEM 3.  Source and Amount of Funds or Other Consideration.

          Item 3 is hereby amended as hereinafter set forth:

          Mr. Stanley obtained the shares of Common Stock which he currently holds upon exercise of stock options granted by the Issuer, through purchases under the Issuer's employee stock purchase plan or in open market purchases. All shares were paid for with Mr. Stanley's personal funds. Mr. Stanley obtained the options to purchase Common Stock which he currently holds by grants from the Issuer.

ITEM 4.  Purpose of Transaction.

     (a) - (b) On January 22, 2001, the Issuer entered into a Merger Agreement and Plan of Reorganization dated as of January 22, 2001 (the "Merger Agreement"), with SYSCO Corporation ("SYSCO") and a wholly owned subsidiary of SYSCO, Sysco Food Services of New Jersey, Inc. ("SFS of New Jersey"), which provides, among other things, that SFS of New Jersey would commence an exchange offer (the "Offer") to exchange shares of SYSCO's common stock for all issued and outstanding shares of Common Stock. SFS of New Jersey commenced the Offer on February 5, 2001.

     In connection with the Merger Agreement, Mr. Stanley entered into a tender agreement dated as of January 22, 2001 with SYSCO (the "Tender Agreement"), whereby he agreed to tender in the Offer all of the shares of Common Stock owned by him at January 22, 2001, as well as all additional shares acquired by him, including those acquired upon exercise of options and warrants. However, pursuant to the Tender Agreement, Mr. Stanley reserved the right to sell publicly up to 15% of the total number of (i) shares held of record by him, and
(ii) shares deemed beneficially owned by him pursuant to Rule 13d-3 under the Securities Exchange Act of 1934. Shares beneficially owned
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                                                                               4

include those subject to options and warrants exercisable at January 22, 2001, and those exercisable within 60 days thereafter. Accordingly, of the 376,186 shares of Common Stock beneficially owned by Mr. Stanley on January 22, 2001, Mr. Stanley reserved the right to sell publicly up to 56,428 shares, of which Mr. Stanley has sold an aggregate of 35,000 shares as of the date hereof. Under the Tender Agreement, Mr. Stanley is required to tender pursuant to the Offer any of such 56,428 shares which he has not sold on or prior to five days before the expiration date of the Offer.

     Under the Tender Agreement, Mr. Stanley has granted to SYSCO an irrevocable proxy to vote or execute a consent in writing to vote, at every shareholders meeting and on every action or approval by written consent instead of a meeting,
(i) in favor of adoption and approval of the Merger Agreement and approval of the subsequent merger (the "Merger") of SFS of New Jersey with and into the Issuer, (ii) against any proposal for a recapitalization, merger, sale of assets or other business combination involving the Issuer and (iii) against any other action or agreement, the consummation of which would result in a breach of any covenant, representation or warranty of the Issuer contained in the Merger Agreement or would result in any obligation or agreement of the Issuer under the Merger Agreement not being fulfilled or would result in the Issuer being required to pay to SYSCO or SFS of New Jersey the termination fee described in the Merger Agreement. The Tender Agreement terminates upon the earliest of the following: (1) termination of the Merger Agreement, (2) the date upon which the Merger is effected, (3) the date upon which all of Mr. Stanley's Common Stock is purchased by SYSCO or SFS of New Jersey pursuant to the Offer and (4) the date upon which the Offer terminates without the purchase of Common Stock.

     The purpose of the Tender Agreement is to assist SYSCO and the Issuer in consummating the Offer by Mr. Stanley's agreeing to tender the shares of Common Stock owned by him in the Offer and in consummating the Merger by Mr. Stanley's agreeing to vote such shares in favor of the Merger at any shareholders meeting held by the Issuer for that purpose.

     (c) - (j) Not applicable.

ITEM 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended as hereinafter set forth:

          (a) As of the date of this Amendment, Mr. Stanley beneficially owned, for the purposes of Rule 13d-3 under the Act, 341,186 shares of Common Stock constituting, to the best knowledge of Mr. Stanley, approximately 4.8% of the Common Stock (such amount includes 207,000 shares of Common Stock issuable upon the exercise of presently exercisable stock options held by Mr. Stanley).

          (b) In connection with the Tender Agreement, Mr. Stanley has granted to SYSCO an irrevocable proxy to vote or execute a consent in writing to vote all of the shares owned by him at January 22, 2001, in favor of adoption and approval of the Merger Agreement and approval of the Merger and against certain other matters as described in Item 4(a)-(b). Consequently, Mr. Stanley has a shared power to vote (or to direct the vote of) the 341,186 shares of Common Stock he beneficially owned as of the date hereof with SYSCO.

          Mr. Stanley also agreed in the Tender Agreement to tender in the Offer all of the shares of Common Stock owned by him at January 22, 2001 and therefore he has a shared power to dispose (or to direct the disposition of) the 341,186 shares of Common Stock he beneficially owned as of the date hereof with SYSCO.

          (c) Mr. Stanley sold 25,000 shares of Common Stock on January 25, 2001 in an open market sale for $25.188 per share and 10,000 shares of Common Stock on February 9, 2001 in an open market sale for $25.75 per share. On January 11, 2001, Mr. Stanley exercised warrants to purchase 52,500 shares of Common Stock at an exercise price of $2.667 per share.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.

     Other than the Tender Agreement, there are no contracts, arrangements, understandings or relationships between Mr. Stanley and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  Material to be Filed as Exhibits.

Exhibit No.    Document
-----------    --------

     1 Merger Agreement and Plan of Reorganization, dated as of January 22, 2001, by and among SYSCO Corporation, Sysco Food Services of New Jersey, Inc., and the Issuer (incorporated herein by reference to the Issuer's Current Report on Form 8-K, filed January 24, 2001).

     2 Tender Agreement, dated as of January 22, 2001, by and between Clifford W. Stanley and SYSCO Corporation (incorporated herein by reference to the Issuer's Current Report on Form 8-K, filed January 24, 2001).

                                   SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2001



                                                  /s/ Clifford W. Stanley
                                               -----------------------------
                                                    Clifford W. Stanley